Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

October 24, 2011

Video message from NYSE Euronext CEO Duncan Niederauer to NYSE Euronext employees:

Greetings Everybody:

As you probably know by now, I will be spending most of this week in Brussels as we have our hearing in front of the EU Commission this coming Thursday and Friday.  As we’ve seen over the last few months the media has paid an awful lot of attention to this merger and this week it will be at a fever pitch.  I’m sure it will get a lot of focus, particularly in the EU this week.  I’m personally excited about having the opportunity to be in front of the EU Commission this week because not only does it give us a chance to remind the Commission why we’re doing the merger but it also gives us an opportunity to put in context what some of our competitors have been saying during the comment period about the deal.  We also think it’s an opportunity to refocus everyone on why we put this deal together in the first place.  There are a lot of benefits that will accrue to a wide variety of market participants and to the EU broadly speaking, all the while  preserving competition.

So, here is what we hope to focus the Commission’s attention on at the hearing:

Number one, competition in our industry is clearly global, this is not a European market, we operate in a global market and there’s never been more competition, there’s never been more fragmentation.  If anything our deal should be well received because it enhances transparency, it enhances the safety of the markets, and if we get it right it should facilitate better risk management for the industry and our clients;

Secondly, we believe that this transaction in particular supports the European Commission’s long standing objective of a Pan-European single financial market.  Think of that as the place where SMEs and large companies alike can go to raise capital, which we all know is so important for stimulating job creation and economic development in the region;

Thirdly, we are going to try to impress on everybody that our derivatives businesses are not competitive but in fact complementary.   If we put these together it creates a European champion, a counterweight if you will, to the very strong businesses in the U.S., Latin America and Asia.  For Europe, in my mind, this is an opportunity that should not be missed.

And, finally, we believe our deal is going to provide a lot of direct benefit to clients.  At a time when capital is critical we plan on delivering 4 billion in capital efficiencies to our clients and 100 million in real cost savings.  These benefits are unique to this transaction and it is unlikely that they could be achieved any other way.  So in short and in closing we hope to leave the Commission with three key takeaways:

1)         Our deal is good for the EU;

2)         There is a strong case to be made for approving our deal on competition grounds; and

3)         Pending regulation, MIFIT, MIFIT 2, EMIR, will alleviate any remaining concerns in a fair, even and universal way.

So, I’m very much looking forward to sharing our views with the Commission later this week.  We have a great story to tell and we are going to tell it and you all should expect to hear from me next week at the quarterly town hall meeting.

See you all out there, thanks a lot.

Important notice:

Safe Harbor Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the U.S. Securities and Exchange Commission (“SEC”) declared effective on May 3, 2011, a Registration Statement on Form F-4 with the SEC that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality of interstate or foreign commerce (including without limitation, facsimile transmission, telephone and the internet) or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Deutsche Börse AG and NYSE Euronext operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of Holding, Deutsche Börse AG or NYSE Euronext undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.